Exhibit 99.1


                                     ELBIT
                                MEDICAL IMAGING


                ELBIT MEDICAL IMAGING LTD. ANNOUNCES APPROVAL OF
                   ISSUANCE OF 623,362 OF ITS ORDINARY SHARES

      Tel-Aviv, Israel - March 2, 2004 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) (the "Company") today announced that pursuant to its press release dated January 27, 2004 the Company issued 623,362 Ordinary Shares of the Company (the "Shares") to Triple-S Holdings N.V.

     Following the issuance of the Shares the outstanding share capital of the Company is 23,770,182(1) NIS.

     For further details regarding the issuance of the Shares, see the Company's press release dated January 27, 2004.


Company Contact:                           Investor Contact
Marc Lavine, Adv.                          Rachel Levine
Corporate Secretary                        Managing Director - Client Services
Elbit Medical Imaging Ltd.                 The Anne McBride Company
011-972-3-608-6021                         1-212-983-1702 ext. 207

FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.



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(1)  Excluding 626,900 shares that were issued by the Company but are not fully paid for.